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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File Number 0-233-59
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(Check One):[X] Form 10-K and Form 10-KSB     [ ] Form 11-K     [ ]Form 20-F
            [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

                 For Period Ended:       December 31, 2000
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                 [  ]     Transition Report on Form 10-K and Form 10-KSB
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q and Form 10-QSB
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION


Full name of registrant
                       ANCHOR GLASS CONTAINER CORPORATION
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)
                           4343 ANCHOR PLAZA PARKWAY
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City, state and zip code
                             TAMPA, FLORIDA  33634
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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     On February 2, 2001, Consumers Packaging Inc. ("Consumers"), the majority owner of Anchor Glass Container Corporation ("Anchor") announced a suspension of interest payments on its senior notes maturing in 2007 and its senior secured notes maturing in 2005, until it has reached agreement on restructuring this part of Consumers' capital structure. Further, on March 22, 2001, Consumers announced the appointment of Brent Ballantyne as its Chief Restructuring Officer and Chief Executive Officer. Mr. Ballantyne will report to a committee of the Consumers Board of Directors comprised of independent directors. Mr. Ghaznavi stepped down as Chief Executive Officer of Consumers but will continue as Chairman of Consumers and Chairman and Chief Executive Officer of Anchor. Consumers has begun discussions with its noteholders regarding a restructuring of its debt.

     Management of Anchor is unable to determine what impact this restructuring will have on Anchor, but it may be significant. If a restructuring of Consumers results in Mr. Ghaznavi owning, directly or indirectly, less than 40% of the voting stock of Consumers, this will trigger a "change in control" as defined in the indentures governing Anchor's 11.25% First Mortgage Notes due 2005, aggregate principal amount $150,000,000 and 9.875% Senior Notes due 2008, aggregate principal amount $50,000,000. Upon such an event, Anchor will be required to make an offer to repurchase all of the First Mortgage Notes and the Senior Notes at 101% of the outstanding principal amount. Anchor does not have the cash available to make this repurchase offer. The failure to make the offer will result in an event of default that would give the noteholders the right to accelerate the debt resulting in a default under Anchor's credit facility provided by Bank of America. Management of Anchor does not


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     know whether the notes could be restructured in a consensual manner with the noteholders before the occurrence of an event of default. These issues represent significant uncertainties as to the future financial position of Anchor.

     Management of Consumers has informed Anchor that it believes sufficient progress in negotiations with Consumers' noteholders may occur by April 16, 2001 to resolve this significant uncertainty.


                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Lois Spruill                (813)                884-0000
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       ANCHOR GLASS CONTAINER CORPORATION
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date        APRIL 2, 2001            By  /s/ Dale A. Buckwalter
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                                             Dale A. Buckwalter
                                             Senior Vice President and
                                             Chief Financial Officer



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